EXHIBIT 12.1
TEXTRON INC.
MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Nine Months
Ended
October 1, 2011
Fixed charges:
Interest expense*	$132
Estimated interest portion of rents	22

Total fixed charges	$154

Income:
Income from continuing operations before income taxes	$367
Fixed charges	154
Dividends received from TFC	179
Capital contributions paid to TFC under Support Agreement	(152)
Eliminate pretax loss of Finance group	101

Adjusted income	$649

Ratio of income to fixed charges	4.21

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.